SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LADENBURG THALMANN FINANCIAL SERVICES, INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

50575Q102

(CUSIP Number)

Richard J. Lampen
Executive Vice President & General Counsel
New Valley Corporation
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

     This Amendment No. 5 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds with respect to the purchase of up to $5,000,000 of Common Stock from the Company as described in Item 4 will be provided from New Valley’s working capital.

ITEM 4. Purpose of Transactions.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     On November 15, 2004, the Company announced it had entered into an Amended and Restated Debt Conversion Agreement (the “Amended Conversion Agreement”) with Frost-Nevada Investments Trust (“Frost Trust”) and New Valley, the holders of the Company’s outstanding senior convertible promissory notes. A copy of the Company’s press release and the Amended Conversion Agreement are incorporated by reference in Exhibits Q and R, respectively. The holders agreed to convert their notes, with an aggregate principal amount of $18,010,000, together with the accrued interest, into Common Stock of the Company. Pursuant to the Amended Conversion Agreement, the conversion price of the note held by New Valley will be reduced from the current conversion price of approximately $2.08 to $0.50 per share. In addition, New Valley and Frost Trust each agreed to purchase up to $5,000,000 of the Company’s Common Stock at $0.45 per share in connection with a proposed private placement by LTS of up to $20,000,000 of its stock.

     The transaction is subject to approval by the Company’s shareholders and to other conditions, including the absence of any material adverse change and the effectiveness of a registration statement to be filed by LTS covering the resale of the LTS securities to be acquired by the noteholders. New Valley and several shareholders of the Company affiliated with New Valley have committed to vote their shares of Common Stock of the Company at the shareholder meeting in accordance with the vote of a majority of votes cast at the meeting excluding the shares held by such parties. At the closing, New Valley’s note, representing approximately $9,832,000 of principal and accrued interest, will be converted into approximately 19,663,426 shares of Common Stock of the Company, and New Valley will purchase up to 11,111,111 Company shares.

     Based on the 46,540,573 shares of Common Stock of the Company outstanding as of November 12, 2004 (as disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2004), the issuance of approximately 73,402,866 shares upon closing of the Amended Conversion Agreement (assuming the private placement of 22,222,222 shares to New Valley and Frost Trust), and the issuance of 100,000 shares assuming conversion of the Warrant held by New Valley, New Valley would beneficially own approximately 30,874,537 shares of Common Stock, or approximately 25.7%. New Valley currently intends to distribute to its shareholders shares of the Company’s Common Stock issued to New Valley pursuant to the Amended Conversion Agreement.

Page 2 of 4 Pages

     In September and November 2004, the Company borrowed a total of $1,750,000 from New Valley. The loans, which bear interest at 2% above prime, will be due on the earlier of January 15, 2006 or the tenth business day following the completion of one or more debt or equity financings where the Company receives at least $10,000,000 in total proceeds. As part of the Amended Conversion Agreement, New Valley will deliver these notes for cancellation as partial payment for its purchase of Common Stock of the Company.

     On November 15, 2004, in connection with the Amended Conversion Agreement, New Valley and Frost Trust agreed to extend the interest forbearance period on the convertible notes to May 13, 2005 with respect to interest payments due through March 31, 2005. Interest on the deferred amounts accrues at 8.0% per annum on the convertible note held by New Valley.

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     See Item 4 with respect to the Amended Conversion Agreement. A copy of the Amended Conversion Agreement is incorporated by reference in Exhibit R.

ITEM 7.	Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Q:	Press Release of the Company dated November 15, 2004 (incorporated by reference to Exhibit 99.1 in the Company’s Current Report on Form 8-K dated November 15, 2004).

Exhibit R:	Amended and Restated Debt Conversion Agreement, dated as of November 15, 2004, among the Company, New Valley and Frost Trust (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K dated November 15, 2004).

Page 3 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2004

NEW VALLEY CORPORATION
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

NEW VALLEY HOLDINGS, INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

BENNETT S. LEBOW
By:	New Valley Corporation

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

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